As filed with the Securities and Exchange Commission on May 15, 2015
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Merge Healthcare Incorporated
(Exact Name of Registrant as Specified in Its Charter)

Delaware	39-1600938
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

350 North Orleans Street, 1st Floor
Chicago, Illinois 60654
(312) 565-6868

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Justin C. Dearborn
Chief Executive Officer
350 North Orleans Street, 1st Floor
Chicago, Illinois 60654
(312) 565-6868

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Mark A. Harris
Jeffrey R. Shuman
 Jenner & Block LLP
353 North Clark Street
Chicago, Illinois 60654

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a posteffective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☑	Nonaccelerated filer ☐	Smaller reporting company☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issues Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third — Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	8,000,000	$4.63	$37,040,000	$4,304

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. The price per share and aggregate offering price are based upon the average of the high and low sales prices of the company’s common stock as reported on the NASDAQ Global Select Market on May 8, 2015.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not the solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 15, 2015

PROSPECTUS

Merge Healthcare Incorporated

8,000,000 Shares
Common Stock

This prospectus relates to 8,000,000 shares of our common stock that we may offer and issue from time to time in connection with future acquisitions of other businesses, assets or securities.

We will determine the amount and type of consideration to be offered and the other specific terms of each acquisition following negotiation with the owners or controlling persons of the businesses, assets or securities to be acquired. The consideration for any such acquisition may consist of shares of our common stock or a combination of common stock, cash or assumption of liabilities. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with one of our subsidiaries. We expect that the shares of common stock issued in connection with these transactions will be valued at a price reasonably related to the market value of our common stock either at the time an agreement is reached regarding the terms of the acquisition, at the time we issue the shares, or during some other negotiated period. Persons to whom we issue our common stock under this prospectus may also use this prospectus to resell the common stock. We have not fixed a period of time during which the common stock offered by this prospectus may be offered or sold.

We may also issue shares of common stock upon the exercise of options, warrants, convertible securities or other similar securities assumed or issued by us from time to time in connection with these transactions.

We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “MRGE.” On May 14, 2015, the last reported per share sale price of our common stock was $4.58.

Investing in our common stock involves risk. You should carefully consider the “Risk Factors” beginning on page 2 in determining whether to accept stock as all or part of the purchase price for our acquisition of your business, securities or other assets.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2015.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement on Form S-4 that we filed with the Securities and Exchange Commission, or SEC. Under the shelf registration process, we may from time to time offer and issue up to 8,000,000 shares of our common stock in connection with future acquisitions of other businesses, assets or securities. This prospectus provides a general description of the common stock that we may offer and issue. We may add, update or change the information contained in this prospectus by means of one or more prospectus supplements. Before investing in our common stock, please carefully review both this prospectus and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide, without charge upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus. Direct any such requests to: Merge Healthcare Incorporated, 900 Walnut Ridge Drive, Hartland, Wisconsin  53029 Attn:  Assistant Corporate Secretary, telephone number (262) 367-0700. To obtain timely delivery, you must request the information no later than five business days before the date that you must make your investment decision.

You should rely only on information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to give you any information or make any representation about us that is different from, or in addition to, that contained in this prospectus, any prospectus supplement or in any of the materials that we have incorporated by reference into this document. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this prospectus speaks only as of the date of this document, unless the information specifically indicates that another date applies.

MERGE HEALTHCARE INCORPORATED

We develop software solutions that facilitate the sharing of images to create a more effective and efficient electronic healthcare experience for patients and physicians. Our solutions are designed to help solve some of the most difficult challenges in health information exchange today, such as the incorporation of medical images and diagnostic information into broader healthcare IT applications, the interoperability of proprietary software solutions, the profitability of outpatient imaging practices and the ability to improve the efficiency and cost effectiveness of our customers’ businesses.

We are a Delaware corporation that was founded in 1987.  Our principal executive offices are located at 350 North Orleans Street, 1st Floor, Chicago, Illinois, 60654, and our telephone number there is (312) 565-6868.

Our solutions optimize processes for healthcare providers ranging in size from single provider practices to large health systems, to the sponsors of clinical trials and medical device manufacturers.  We operate under two reportable segments: Merge Healthcare and Merge DNA.  Our Merge Healthcare segment represents approximately 85% of our total revenues and markets, sells and implements interoperability, imaging and clinical solutions to healthcare providers.  Our Merge DNA (Data and Analytics) segment represents approximately 15% of our total revenues and focuses on the marketing and sale of data capture software for clinical trials and related solutions.  We evaluate the performance of each operating segment based on its respective revenues and operating income.

Our Merge Healthcare segment primarily generates revenue from the licensing of software (including upgrades), the sale of hardware, professional services, maintenance and electronic data interchange (EDI) services.  Our Merge DNA segment generates revenue from software, through both on-premise licensing and hosting arrangements, and professional services. Going forward, we expect the vast majority of revenues of Merge DNA will come from hosted clinical trial arrangements.

Unless the context otherwise requires, the terms “Merge,” “we,” “our” and “us” refer to both Merge Healthcare Incorporated and its subsidiaries. The term “you” refers to a prospective investor.

RISK FACTORS

You should consider carefully the following risks and the risks described in any documents incorporated by reference herein, before you accept our common stock as all or part of the purchase price for our acquisition of your business, securities or assets.  The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. The discussion of risks includes or refers to forward−looking statements; you should read the explanation of the qualifications and limitations on such forward−looking statements discussed elsewhere in this prospectus

Reductions in Medicare and Medicaid Reimbursement Rates for Imaging Procedures and Professional Services or Delays in the Payment of Reimbursements could Negatively Affect Revenues of our Hospital and Imaging Clinic Customers, which could cause our Customers to Reduce or Delay Purchases of our Software and Services.

The ability of customers to obtain appropriate reimbursement for their services from these programs and payors is critical to our success. Reductions in the amount of reimbursements or uncertainty or delays in those reimbursements have in the past, and could in the future, cause our customers to cancel or delay making new expenditures on healthcare IT. Federal budget reductions can affect the timing of the sales of our software and services.

In addition, the U.S. Congress has enacted far-reaching health system reform legislation that could have a negative impact on our business. While the impact of the legislation is difficult to predict, the legislation will increase pressure to control spending in government programs (e.g., Medicare and Medicaid) and by third party payors. For example, changes in the equipment utilization rate, once fully implemented, have the potential to decrease technical reimbursements for radiology procedures, and could have a particularly negative impact on hospitals and imaging clinics in rural regions of the country where utilization rates are naturally lower.

Annual changes related to CMS reimbursement inputs could result in a reduction in software and service procurement of our customers, and have a material adverse effect on our revenues and operating results.

We are Subject to Government Regulation, Changes to which could Negatively Impact our Business.

We are subject to regulation in the U.S. by the Food and Drug Administration (FDA), including periodic FDA inspections, in Canada under Health Canada’s Medical Devices Regulations, and in other countries by corresponding regulatory authorities. We may be required to undertake additional actions in the U.S. to comply with the Federal Food, Drug and Cosmetic Act (FDCA), regulations promulgated under the FDCA, and any other applicable regulatory requirements. For example, the FDA has increased its focus on regulating computer software intended for use in a healthcare setting. If our software solutions are deemed to be actively regulated medical devices by the FDA, we could be subject to more extensive requirements governing pre- and post-marketing activities. Complying with these regulations could be time consuming and expensive, and may include:

•	Requiring us to receive FDA clearance of a pre-market notification submission demonstrating substantial equivalence to a device already legally marketed, or to obtain FDA approval of a pre-market approval application establishing the safety and effectiveness of the software;
•	Requiring us to comply with rigorous regulations governing the pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and
•	Requiring us to comply with the FDCA regarding general controls, including establishment registration, device listing, compliance with good manufacturing practices, reporting of specified malfunctions and adverse device events.

Similar obligations may exist in other countries in which we do business, including Canada. Any failure by us to comply with other applicable regulatory requirements, both domestic and foreign, could subject us to a number of enforcement actions, including warning letters, fines, product seizures, recalls, injunctions, total or partial suspensions of production, operating restrictions or limitations on marketing, refusals of the government to grant new clearances or approvals, withdrawals of marketing clearances or approvals and civil and criminal penalties.

We are subject to periodic FDA inspections and there can be no assurances that we will not be required to undertake additional actions to comply with the FDCA and any other applicable regulatory requirements. Any failure by us to comply with the FDCA and any other applicable regulatory requirements could have a material adverse effect on our ability to continue to manufacture and distribute our software solutions. The FDA has many enforcement tools including recalls, seizures, injunctions, civil fines and/or criminal prosecutions. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

Changes in Federal and State Regulations Relating to Handling of Data and Data Privacy could Depress the Demand for our Software and Impose Significant Software Redesign Costs.

 Federal regulations under the Health Insurance Portability and Accountability Act (HIPAA) impose national health data standards on healthcare providers that conduct electronic health transactions, healthcare clearinghouses that convert health data between HIPAA compliant and non-compliant formats and health plans. Collectively, these groups are known as covered entities. HIPAA regulations prescribe transaction formats and code sets for electronic health transactions, protect individual privacy by limiting the uses and disclosures of individually identifiable health information and require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form. Although we are not a covered entity, most of our customers are, and they require that our software and services adhere to HIPAA regulations. Any failure or perceived failure of our software or services to meet HIPAA regulations, or any breach of the HIPAA regulations or any other federal, state or foreign data privacy laws or regulations, could result in remediation costs and fines, and could adversely affect demand for our software and services and potentially require us to expend significant capital, research and development and other resources to modify our software or services to address the privacy and security requirements of our clients.

States and foreign jurisdictions have adopted, or may adopt, privacy standards that are similar to or more stringent than the federal HIPAA privacy regulations. This may lead to different restrictions for handling individually identifiable health information. As a result, our customers may demand IT solutions and services that are adaptable to reflect different and changing regulatory requirements, which could increase our development costs. In the future, federal, state or foreign governmental authorities may impose new data security regulations or additional restrictions on the collection, use, transmission and other disclosures of health information. We cannot predict the potential impact that these future rules may have on our business; however, the demand for our software and services may decrease if we are not able to develop and offer software and services that can address the regulatory challenges and compliance obligations facing our clients.

Our Business could be Harmed by Adverse General Economic and Market Conditions.

Our markets have been and will continue to be affected by general economic and market conditions. If general economic conditions deteriorate or economic uncertainty continues in the markets in which we do business, our clients might experience deterioration of their businesses, cash flow shortages and difficulty obtaining financing which may impact the decisions of customers to purchase products that improve their processes and delay or reduce their purchases, and in our having higher customer receivables with increased default rates. General concerns about the fundamental soundness of domestic and foreign economies may also cause customers to reduce their purchases, even if they have cash or if credit is available to them. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect our OEM and VAR customers who could, in turn, delay paying their obligations, which would increase our credit risk exposure and cause a decrease in operating cash flows. Also, if OEM and VAR customers experience excessive financial difficulties and/or insolvency, and we are unable to successfully transition end-users to purchase products from other vendors or directly from us, sales could decline. Any of these events would likely harm our business, results of operations and financial condition.

The Financial Covenants in our Credit Agreement Dated April 29, 2014 (as amended, the Credit Agreement), may Force Us to Take Certain Actions that Could Adversely Affect our Future Results of Operations.

The Credit Agreement contains a leverage ratio covenant and an interest coverage ratio covenant. Our ability to satisfy these financial covenants going forward will depend on our future operating performance, which is in part subject to prevailing economic and competitive conditions and various financial, business, legislative, regulatory and other factors, some of which are beyond our control. If we cannot, or expect that we may not, meet the Credit Agreement’s financial covenants in the future, we may need to dispose of material assets or operations, reduce or delay investments and capital expenditures, seek additional equity capital investments or negotiate to restructure or refinance our indebtedness with our lenders. We may not be able to affect any such alternative measures on commercially reasonable terms or at all. Even if successful, such alternative measures may not allow us to meet the financial covenants in future periods, and/or they could limit our ability to realize the value of our assets and opportunities, restrict our ability to execute our long-term strategy or otherwise adversely affect our future results of operations.

We have a Substantial Amount of Indebtedness, which could Impact our Ability to Obtain Future Financing or Pursue our Growth Strategy.

We have substantial indebtedness. As of March 31, 2015, our indebtedness principally consisted of a Term Loan of $226 million. In addition, we may incur additional amounts of debt under our existing credit facilities.

Our high level of indebtedness could have important consequences and significant adverse effects on our business, including the following:

•	We must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which will reduce the funds available to us for operations and other purposes;
•	We must use a substantial portion of the proceeds of any asset sales to repay our indebtedness;
•	Our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

•	We are exposed to fluctuations in the interest rate environment because the interest rates under the Credit Agreement are variable;
•	Our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited, which may place us at a competitive disadvantage compared to our competitors that have less debt;
•	Our ability to pursue additional business opportunities may be limited; and
•	Our high level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business.

The Credit Agreement contains, and the instruments governing any indebtedness we may incur in the future may contain, restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to take actions that we believe may be in our best interest. The Credit Agreement, among other things, limits our ability to:

•	Incur additional indebtedness and issue preferred stock;
•	Create or incur liens;
•	Enter into certain sale-leaseback transactions;
•	Make certain investments or certain other restricted payments or make certain capital expenditures or acquisitions;
•	Merge or consolidate without meeting certain conditions;
•	Sell assets;
•	Pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness;
•	Enter into transactions with our affiliates;
•	Guarantee indebtedness;
•	Issue or sell stock of certain subsidiaries.

Our failure to comply with these restrictive covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness, which would have a material adverse effect on our business, financial condition and results of operations.

Payments on our Indebtedness will Require a Significant Amount of Cash and our Ability to Service our Indebtedness is Impacted by Many Factors that are Outside of our Control.

We expect to obtain the funds to pay our expenses and to pay the amounts due under the Credit Agreement primarily from our operations. Our ability to meet our expenses and make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to service our indebtedness, including the Credit Agreement, meet the financial covenants in the Credit Agreement or to fund other liquidity needs. If we do not have sufficient cash resources in the future, we may be required to refinance all or part of our then existing indebtedness, sell assets or borrow more money. We cannot be assured that we will be able to accomplish any of these alternatives on terms acceptable to us or at all. See the section captioned “Liquidity and Capital Resources” in the Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K.

We may Incur Substantial Additional Indebtedness that could Further Exacerbate the Risks Associated with our Indebtedness.

We may incur substantial additional indebtedness in the future. Although the Credit Agreement contains restrictions on our incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in the future, including additional secured indebtedness. In addition, we may refinance our existing indebtedness, which would permit us to incur additional indebtedness. If we incur additional indebtedness, certain of the risks described above would intensify. Our ability to meet our cash requirements and service our indebtedness is impacted by many factors that are outside of our control.

Our Failure to Comply with the Credit Agreement, Including as a Result of Events Beyond our Control, Could Result in an Event of Default.

If there were an event of default under any of the agreements relating to the Credit Agreement, including as a result of our failure to meet the financial covenants included in the Credit Agreement with respect to our consolidated leverage ratio or our interest coverage ratio, we may not be able to incur additional indebtedness under the Credit Agreement and the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default, which could have a material adverse effect on our ability to continue to operate as a going concern. Further, if we are unable to repay, refinance or restructure our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness.

An Increase in Interest Rates Would Increase the Cost of Servicing our Debt and Could Reduce our Profitability.

The Credit Agreement provides that borrowings under the Credit Agreement bear interest at a variable rate. While we are able to mitigate the effects of interest rate changes pursuant to the Credit Agreement through the use of hedging transactions, we will not completely eliminate the effect of interest rate changes. As a result, interest rate changes will not affect our obligation for any debt incurred under the Credit Agreement, but could affect the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant. An increase in interest rates, whether because of an increase in market interest rates or an increase in our own cost of borrowing, would increase the cost of servicing our debt and could materially reduce our profitability.

We are Required to Pay Regular Dividends on the Series A Preferred Stock, par value $0.01 per share ("Preferred Stock") Issued to Investment Funds (the “Series A Investors”) Affiliated with Guggenheim Partners, LLC (“Guggenheim”), Which Ranks Senior to our Common Stock, and we may be Required Under Certain Circumstances to Repurchase the Outstanding Shares of Preferred Stock.

The Preferred Stock ranks senior to our common stock with respect to dividend rights, and holders of Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 8.5% per annum of the stated value of $1,000 per share. These regular cash dividends on our Preferred Stock are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2015. In addition, the holders of our Preferred Stock have certain redemption rights, including upon certain change in control events involving us, which, if exercised, could require us to repurchase all of the outstanding shares of Preferred Stock at 100% or more of the stated value of the Preferred Stock ($50,000,000 as of March 31, 2015), plus all accrued but unpaid dividends. These redemption rights include a right to force us to redeem the Preferred Stock at any time prior to August 25, 2015 for an amount equal to 100% of the stated value of the Preferred Stock, plus all accrued but unpaid dividends. If we are forced to redeem the Preferred Stock prior to August 25, 2015 and are unable to do so, the dividend rate on the Preferred Stock will increase at an additional rate of three percent for the first 180 days and an additional two percent for each additional 180 day period up to a maximum of fifteen and one half percent. In addition, the Credit Agreement places limitations on our ability to redeem the Preferred Stock using cash on hand and additional indebtedness, which may require us to issue additional shares of our common stock or preferred stock in order to fund such redemption.

Any required redemption of the outstanding shares of Preferred Stock could impact our liquidity and reduce the amount of cash flows available for working capital, capital expenditures, growth opportunities, acquisitions, and other general corporate purposes. Redemptions could also result in significant dilution of our outstanding common stock. Our obligations to the holders of Preferred Stock could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition.

The Series A Investors may Exercise Significant Influence over us, Including Through Their Ability to Elect one of the Members of our Board of Directors.

As of March 31, 2015, the shares of Preferred Stock owned by the Series A Investors represent approximately 10.9% of the voting rights of our common stock, on an as-converted basis, so the Series A Investors will have the ability to significantly influence the outcome of any matter submitted for the vote of our stockholders. In addition, the Certificate of Designations of the Preferred Stock and the investor rights agreement entered into in connection therewith grant certain consent rights to the holders of Preferred Stock in respect of certain actions by us, including the issuance of pari passu or senior equity securities of the company, certain amendments to our certificate of incorporation or bylaws, any change in the size of our Board, the payment of certain distributions to our stockholders, and the incurrence of indebtedness that would have terms that are materially more restrictive than the Credit Agreement. The Series A Investors may have interests that diverge from, or even conflict with, those of our other stockholders. For example, Guggenheim and its affiliates may have an interest in directly or indirectly pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their other equity investments, even though such transactions might involve risks to us. Guggenheim and its affiliates are in the business of making or advising on investments in companies, including businesses that may directly or indirectly compete with certain portions of our business. They may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

In addition, the purchase agreement entered into in connection with the issuance of the Preferred Stock (the “Purchase Agreement”) grants the Series A Investors certain rights to designate a director to serve on our Board. For so long as the Series A Investors and their permitted transferees beneficially own shares of Preferred Stock or the as-converted common stock purchased pursuant to the Purchase Agreement that represent more than 25% of the number of shares of the as-converted common stock purchased pursuant to the Purchase Agreement, the majority Series A Investors will have the right to designate for nomination one director to our Board. In addition, we agreed to submit to our stockholders at our next annual meeting a shareholder proposal pursuant to which the holders of Preferred Stock would be permitted to elect a director directly.

Our Performance Depends on our Ability to Attract and Retain Qualified Personnel.

We are dependent, in part, upon the services of our senior executives and other key business and technical personnel and competition for these types of highly skilled individuals is intense. We may not be able to retain existing key employees or be able to attract and retain skilled personnel on acceptable terms. We do not currently maintain key-man life insurance on our senior executives. If we are unable to fill any open positions with adequately qualified employees who are capable of quickly learning the responsibilities associated with their positions, or we fail to retain those employees, our business and financial results could be materially adversely affected.

Concerns About our Financial Stability Could Adversely Affect our Sales.

We rely on sales of software (including upgrades) and maintenance agreements for a significant portion of our revenue. Many of the customers in our industry expect to utilize software and services over a period of years and require access to upgrades and maintenance services during that time period. To the extent our customers have doubts about our financial stability and our ability to continue to operate as a going concern, those customers may seek alternative solutions from competitors who those customers believe to be more financially stable. If our customers shift their business to our competitors who appear to be more financially stable, our revenues and results of operations could be adversely affected.

Inadequate Liquidity Could Limit our Ability to Meet our Obligations and could Materially Adversely Affect our Business Operations in the Future.

We require substantial liquidity to make interest and principal payments on our indebtedness and run our normal business operations.  Our business is subject to numerous risks and uncertainties that could negatively affect our cash flow and liquidity position in the future, including the other risks discussed under the heading "Risk Factors" in our Annual Report on Form 10-K. Our ability to incur additional indebtedness in the future is dependent upon our ability to manage business operations and generate sufficient cash flows to service such indebtedness and may be limited or available only on disadvantageous terms. Unless we can achieve cash flow levels sufficient to support our operations, we may require additional borrowings or the sale of debt or equity securities, sale of non-strategic assets, or some combination thereof, to provide funding for our operations. If we are unable to generate sufficient working capital or obtain alternative financing, we may not be able to borrow or otherwise obtain additional funds to finance our operations when needed, our financial condition and operating results would be materially adversely affected. In addition to generating sufficient liquidity to meet our obligations, we must generate sufficient liquidity to fund our business plan. If we cannot raise funds on acceptable terms when necessary, we may not be able to develop or enhance products and services, execute our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements and funding our plan. Any such failure to raise funds on acceptable terms could weaken our competitive position and materially adversely affect our business.

Healthcare Industry Consolidation could Impose Pressure on our Software Prices, Reduce our Potential Client Base and Reduce Demand for our Software.

 Many hospitals and imaging centers have consolidated to create larger healthcare enterprises with greater market and purchasing power. If this consolidation trend continues, it could reduce the size of our potential customer base and give the resulting enterprises greater bargaining or purchasing power, which may lead to erosion of the prices for our software or decreased margins for our products. In addition, when hospitals and imaging centers combine, they often consolidate infrastructure, and consolidation of our customers could result in fewer overall customers and erode our revenue base.

We may Fail to Achieve our Financial Forecasts due to Inaccurate Sales Forecasts, Delays in Sales and Installation of our Products and Other Reasons.

We may not be able to accurately forecast our revenue which may decrease or fluctuate significantly. Our revenue and operating profit growth depends on the continued demand for our products and services offered through us or our OEM and VAR customers, and our business is affected by general economic and business conditions worldwide. We base expense levels and investment plans on sales estimates, which are reviewed on a quarterly basis, and signed customer contracts, which may be cancelable or subject to modification. As a result, our revenues are difficult to forecast, and our operating results can fluctuate substantially from quarter to quarter. Because a significant portion of our cost structure, including expenses and investments, are fixed in the short-term, if revenues are lower than expected we may not be able to adjust spending quickly enough and as such we may experience a disproportionately negative impact on our profitability.

Delays in the expected sales or installation of our software may have a significant impact on our anticipated quarterly revenues and, because a significant percentage of our expenses are relatively fixed, our expenses may not align with our revenue. Additionally, we sometimes depend, in part, upon large contracts with a limited number of significant customers to meet projected sales goals in any particular quarter. Delays in the expected sales or installation of solutions under these large contracts may have a significant impact on our quarterly net sales and consequently our earnings.

The Length of our Sales and Implementation Cycles may Adversely Affect our Operating Results.

We have experienced long sales and implementation cycles. How and when to implement, replace, expand or substantially modify medical imaging management software, or to modify or add business processes, are major decisions for our end-user target market. The sales cycle for our software ranges from six to 18 months or more from initial contact to contract execution. Our end-user implementation cycle has generally ranged from three to nine months from contract execution to completion of implementation. During the sales and implementation cycles, we will expend substantial time, effort and resources preparing contract proposals, negotiating the contract and implementing the software, and may not realize any revenues to offset these expenditures. Additionally, any decision by our customers to delay or cancel purchases or the implementation of our software may adversely affect net sales.

We Operate in Competitive Markets, which may Adversely Affect our Market Share and Financial Results.

The markets for healthcare IT solutions are highly competitive and subject to rapid technological change. We may be unable to maintain our competitive position against current and potential competitors. Some of our competitors are focused on sub-markets within targeted industries, while others have significant financial and information-gathering resources with recognized brands, technological expertise and market experience. We believe that competitors are continuously enhancing their products and services, developing new products and services and investing in technology to better serve the needs of their existing customers and to attract new customers. In addition, new competitors may emerge and our system and software solution offerings may be threatened by new technologies or market trends that reduce the value of our solutions.

We face competition in specific industries and with respect to specific offerings. We may also face competition from organizations and businesses that have not traditionally competed with us, but that could adapt their products and services to meet the demands of our customers. In addition, we often compete with our OEM customers’ own internal software engineering groups. The size and competency of these groups may create additional competition. Increased competition may require us to reduce the prices of our offerings or make additional capital investments that would adversely affect margins. If we are unable or unwilling to do so, we may lose market share in target markets and our financial results may be adversely affected.

If We Are Unable to Successfully Identify or Effectively Integrate Acquisitions, our Financial Results may be Adversely Affected.

We have in the past and may in the future acquire and make investments in companies, products or technologies that we believe complement or expand our existing business and assist in quickly bringing new products to market. For example, we recently acquired all of the outstanding equity securities of DR Systems Inc. There can be no assurance that we will be able to identify suitable candidates for successful acquisitions at acceptable valuations. In addition, our ability to achieve the expected returns and synergies from past and future acquisitions depends in part upon our ability to integrate the offerings, technology, administrative functions, and personnel of these businesses into our business in an efficient and effective manner. We cannot predict whether we will be successful in integrating acquired businesses or that our acquired businesses will perform at anticipated levels. In addition, our past and future acquisitions may subject us to unanticipated risks or liabilities, or disrupt operations and divert management’s attention from day-to-day operations. In addition, we may use our capital stock to acquire acquisition targets, including through the issuance of shares pursuant to the registration statement of which this prospectus is a part, which could be dilutive to the existing stockholders and cause a decline in the price of our common stock.

In making or attempting to make acquisitions or investments, we face a number of risks, including risks related to:

•                     Identifying suitable candidates, performing appropriate due diligence, identifying potential liabilities and negotiating acceptable terms;
•                     The potential distraction of our management, diversion of our resources and disruption to our business;
•                     Retaining and motivating key employees of the acquired companies;
•                     Managing operations that are distant from our current headquarters and operational locations;
•                     Entering into industries or geographic markets in which we have little or no prior experience;
•                     Competing for acquisition opportunities with competitors that are larger or have greater financial and other resources than us;
•                     Accurately forecasting the financial impact of a transaction;
•                     Assuming liabilities of acquired companies, including existing or potential litigation related to the operation of the business prior to the acquisition;
•                     Reducing our working capital and hindering our ability to expand or maintain our business, if acquisitions are made using cash;
•                     Maintaining good relations with the customers and suppliers of the acquired company; and
•                     Effectively integrating acquired companies and achieving expected synergies.

In addition, any acquired business, products or technologies may not generate sufficient revenue and net income to offset the associated costs of such acquisitions, and such acquisitions could result in other adverse effects. In the years ended December 31, 2014, 2013 and 2012, we incurred $0.2 million, $0.9 million, and $3.4 million of acquisition related costs, respectively. All such direct acquisition costs are expensed as incurred by us. In addition, we often are required to incur charges to operations in the quarters following an acquisition to reflect costs associated with integrating acquired companies. We anticipate that our acquisition activities will require cash outflows directly related to completing acquisitions as well as costs related to integration efforts. If the benefits of an acquisition do not exceed the costs of integrating the businesses, our financial results may be adversely affected.

Moreover, from time to time, we may enter into negotiations for the acquisition of businesses, products or technologies but be unable or unwilling to consummate the acquisitions under consideration. This can be expensive and could cause significant diversion of managerial attention and resources.

A Portion of our Business Relies Upon a Network of Independent Contractors and Distributors Whose Actions could have an Adverse Effect on our Business.

We obtain some critical services from independent contractors. In addition, we rely on a network of VARs and distributors to sell our offerings in locations where we do not maintain a sales office or direct sales team. These independent contractors, VARs and distributors are not our employees. As a result, we have limited ability to monitor and direct their activities. The loss of a significant number of these independent contractors, VARs or distributors could disrupt our sales, marketing and distribution efforts and we may not be able to obtain or utilize on favorable terms, or at all, replacement licenses or other rights with respect to intellectual property we do not own in providing services under commercial agreements. Furthermore, if any actions or business practices of these individuals or entities violate our policies or procedures, or laws or regulations to which we are subject, we could be subject to litigation, regulatory sanctions or reputation damage, any of which could adversely affect our business and require us to terminate relationships with them.

Our Investments in Technology may not be Sufficient and may not Result in an Increase in our Revenues or Decrease in our Operating Costs.

As the technological landscape continues to evolve, it may become increasingly difficult for us to make timely, cost-effective changes to our product offerings to allow us to effectively compete against our competitors’ product offerings. In order to effectively market our products, we require constant innovation, which requires investments in research and development, among other things. We cannot provide any assurance that our investments will result in successful applications that will be sufficient to maintain or improve our competitive position.

If our New and Existing Products, Including Product Upgrades and Services do not Achieve and Maintain Sufficient Market Acceptance, our Business, Financial Condition, Cash Flows, Revenues, and Operating Results could Suffer.

The success of our business depends and will continue to depend in large part on the market acceptance of:

•	Our existing products and services;
•	Our new products and services; and
•	Enhancements to existing products support and services.

There can be no assurance that customers will accept any of these products, product upgrades, support or services. In addition, even if customers accept these products and services initially, we cannot be assured that they will continue to purchase our products and services at levels that are consistent with, or higher than, past quarters. Customers may significantly reduce their relationships with us or choose not to expand their relationship with us. In addition, any pricing strategy that we implement for any of our products, product upgrades, or services may not be economically viable or acceptable to our target markets. Failure to achieve or to sustain significant penetration in our target markets with respect to any of these products, product upgrades, or services could have a material adverse effect on our business.

Achieving and sustaining market acceptance for these products, product upgrades and services is likely to require substantial marketing and service efforts and the expenditure of significant funds to create awareness and demand by participants in the healthcare industry. In addition, deployment of new or newly integrated products or product upgrades may require the use of additional resources for training our existing sales force and customer service personnel and for hiring and training additional sales and customer service personnel. There can be no assurance that the revenue opportunities for new products, product upgrades and services will justify the amounts that we spend for their development, marketing and rollout.

If we are unable to sell new and next-generation software products to healthcare providers that are in the market for healthcare information and/or image management systems, such inability will likely have a material adverse effect on our business, financial condition, cash flows, revenues and operating results. If anticipated software sales and services do not materialize, or if we lose customers or experience significant declines in orders from customers, our revenues would decrease over time due to the combined effects of attrition of existing customers and a shortfall in new client additions.

We may not be Able to Adequately Protect our Intellectual Property Rights or may be Accused of Infringing Intellectual Property Rights of Third Parties.

We regard our intellectual property as important to our success. We have a portfolio of U.S. and international patents, trademarks, service marks, copyrights and trade secrets covering our products and services. Our proprietary technology is not dependent on any single patent or copyright or groups of related patents or copyrights. Our business is not dependent on any single patent, copyright or other form of intellectual property. We believe the term of each of our patents is adequate relative to the expected lives of our products. We rely on trademark, copyright, patent and trade secret law, and utilize confidentiality, license and other agreements with employees, customers and others to protect our proprietary rights.

We hold inbound licenses for certain intellectual property that is used internally, and in some cases, utilized in our products or services. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products and services, we believe, based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. We believe our operations and products and services are not materially dependent on any single license or other agreement with any third party.

We may not be able to discover or determine the extent of any unauthorized use of our intellectual property and proprietary rights. Third parties that license our proprietary rights also may take actions that diminish the value of these rights. Any claims of alleged infringement of the intellectual property rights of third parties, whether or not meritorious, may result in the expenditure of significant financial and managerial resources. If we are found liable of infringement, we may be required to pay damages or cease making or selling certain products. We may need to obtain licenses from third parties who allege that we have infringed on their rights, but such licenses may not be available on terms acceptable to us or at all.

We also rely on proprietary know how and confidential information and employ various methods, such as entering into confidentiality and non-compete agreements with our current employees and with certain third parties to whom we have divulged proprietary information to protect the processes, concepts, ideas and documentation associated with our solutions. Such methods may not afford sufficient protection, and we may not be able to protect trade secrets adequately or ensure that other companies would not acquire information that we consider proprietary, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. Our inability to protect our proprietary technology could result in competitive harm that could adversely affect our business.

Changes in Foreign Exchange Rates may Impact our Results of Operations and Financial Condition.

Our international operating results are exposed to foreign exchange rate fluctuations. While the functional currency of most of our international operations is the U.S. Dollar, we conduct transactions in currencies other than the U.S. Dollar, and certain account balances in foreign countries are maintained in the local currency. As such, changes in the value of certain foreign currencies relative to the U.S. Dollar can affect our revenues, operating results and the value of our foreign currency account balances. Generally, our revenues, operating results and foreign currency account balances are adversely affected when the dollar strengthens relative to other currencies and are positively affected when the dollar weakens. As we expand international operations, our exposure to exchange rate fluctuations may increase.

We may not be Successful in our Efforts to Expand into International Markets.

Our international activities are material to our revenues and profits, and we plan to further expand internationally. In 2014, our international revenues were $14 million, or about 7% of total revenues, and in the first three months of 2015, our international revenues were $3 million, or about 5% of total revenues.. We have limited experience operating in international markets and may not benefit from any first-to-market advantages or otherwise succeed in developing products to meet demand in new markets. It is costly to establish, develop and maintain international operations and websites and promote our brand internationally. Our international operations may not be profitable on a sustained basis.

In addition to risks described elsewhere in this section, our international sales and operations are subject to a number of risks, including:

•	Local economic and political conditions;
•	Foreign government regulation of healthcare and government reimbursement of health services;
•	Local restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products and services;
•	Local import, export or other business licensing requirements;
•	Local limitations on the repatriation and investment of funds and foreign currency exchange restrictions;
•	Shorter payable and longer receivable cycles and the resultant negative impact on cash flow;
•	Local laws and regulations regarding data protection, privacy, network security and restrictions on pricing;
•	Difficulty in staffing, developing and managing foreign operations as a result of distance, language and cultural differences;
•	Different employee/employer relationships and the existence of workers’ councils and labor unions;
•	Laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans and taxes; and
•	Geopolitical events, including war and terrorism.

Litigation or Regulatory Actions could Adversely Affect our Financial Condition.

As a result of lawsuits and regulatory matters, including the matters discussed in Item 3, Legal Proceedings in our Annual Report on Form 10-K, we have incurred and may continue to incur substantial expenses. In addition, we are, from time to time, parties to legal and regulatory proceedings, lawsuits and other claims incident to our business activities. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of our business and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties and outcomes are not predictable. The defense of these actions may be both time consuming and expensive. We are unable to estimate the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to these matters as of the date of this Registration Statement on Form S-4. If any of these legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations.

We may be Subject to Product Liability Claims if People or Property are Harmed by the Products and Services that we Sell.

Some of the products we sell or manufacture may expose us to product liability claims relating to personal injury, death or environmental or property damage and may require product recalls or other actions. Moreover, because our products are intended to be used in connection with providing medical care to patients, users of our products may have a greater sensitivity to errors than in the general market for software products. If our products lead to faulty medical decisions or injury to patients, we could be exposed to claims or litigation that could have an adverse effect on our business. Certain third parties, primarily our customers, also sell products or services using our products. This may increase our exposure to product liability claims. Although we maintain liability insurance, we cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all. In addition, some of our agreements with vendors do not indemnify us from product liability. Even unsuccessful claims could result in substantial costs and diversion of management resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations.

We Provide Customers with Certain Warranties that could Result in Higher Costs than Anticipated.

Software products such as ours that are used in a wide range of clinical and health information system settings may contain a number of errors or “bugs,” especially early in their product life cycle. Our products include clinical information systems used in patient care settings where a low tolerance for errors or bugs exists. Testing of products is difficult due to the wide range of environments in which systems are installed. The discovery of defects or errors in our software products or in our implementation of integrated solutions may cause delays in product delivery, poor client references, payment disputes, contract cancellations, harm to our reputation, product liability claims or additional expenses and payments to rectify problems. Furthermore, our customers might use our software together with products from other companies or those that they have developed internally. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our research and development efforts; impact our reputation and cause significant customer relations problems. Any of those factors may result in delayed acceptance of, or the return of, our software products.

We Depend on Licenses from Third Parties for Rights to Some Technology we use, and if we are Unable to Continue these Relationships and Maintain our Rights to this Technology, our Business could Suffer.

Some of the technology used in our software depends upon licenses from third party vendors. These licenses typically expire within one to five years, can be renewed only by mutual consent and may be terminated if we breach the license and fail to cure the breach within a specified period of time. We may not be able to continue using the technology made available to us under these licenses on commercially reasonable terms or at all. As a result, we may have to discontinue, delay or reduce software shipments until we obtain equivalent technology, if available, which could hurt our business. Most of our third party licenses are nonexclusive. Our competitors may obtain the same right to use any of the technology covered by these licenses and use the technology to compete directly with us. In addition, if our vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, particularly with regard to the Microsoft Windows/Intel platform on which most of our products operate, we may not be able to modify or adapt our own software. This could have an adverse effect on our business.

Some of our Activities may Subject us to Risks under Laws and Regulations relating to Healthcare Fraud.

We are subject to extensive and frequently changing local, state and federal laws and regulations relating to healthcare fraud, waste and abuse, and the government, both state and federal, continues to strengthen its position and scrutiny over practices involving fraud, waste and abuse affecting Medicare, Medicaid and other government healthcare programs. Our relationships with hospitals and imaging centers, as well as our provision of products and services to government entities, subject our business to laws and regulations on fraud and abuse, which among other things: (1) prohibit persons from soliciting, offering, receiving or paying any remuneration in order to induce the referral of a patient for treatment or for inducing the ordering or purchasing of items or services that are in any way paid for by Medicare, Medicaid or other government-sponsored healthcare programs; (2) impose a number of restrictions upon referring physicians and providers of designated health services under Medicare and Medicaid programs; and (3) prohibit the knowing submission of a false or fraudulent claim for payment to, and knowing retention of an overpayment by, a federal health care program such as Medicare and Medicaid. Many of the regulations applicable to us, including those relating to marketing incentives, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory, or judicial authority in a manner that could require us to make changes in our operations. If we fail to comply with applicable laws and regulations, we could become liable for damages, suffer civil and criminal penalties, including the loss of licenses or our ability to participate in Medicare, Medicaid and other federal and state healthcare programs.

Our Failure to Comply with Evolving Interoperability Standards could Depress the Demand for our Software and Impose Significant Software Redesign Costs.

There is increasing demand among customers, industry groups and government authorities that healthcare software and systems provided by various vendors be compatible with each other. This need for interoperability is leading to the development of standards by various groups, and certain federal and state agencies are also developing standards that could become mandatory for systems purchased by these agencies. For example, the HITECH Act requires meaningful use of “certified” healthcare information technology products by healthcare providers in order to receive stimulus funds from the federal government. Effective September 27, 2010, Centers for Medicare and Medicaid Services (“CMS”) issued a rule that utilizes a staged approach for defining meaningful use criteria. Under the staged approach, CMS has issued rules that identify the initial criteria for meaningful use and is updating these initial criteria with additional rules. On September 4, 2012, CMS published a final rule that specifies the Stage 2 criteria that eligible professionals, eligible hospitals, and critical access hospitals must meet in order to continue to participate in the Medicare and Medicaid Electronic Health Record Incentive Programs. All providers must achieve meaningful use under the Stage 1 criteria before moving to Stage 2. In addition, these standards are subject to interpretation by the entities designed to certify such technology. A combination of our solutions has been certified as meeting the initial criteria. However, we may incur increased development costs and delays in upgrading our customer software and systems to be in compliance with these varying and evolving standards. In addition, these new standards may lengthen our sales and implementation cycle and we may incur costs in periods prior to the corresponding recognition of revenue. To the extent these standards are narrowly construed or delayed in publication, or that we are delayed in achieving certification under these evolving standards for applicable products, our customers may postpone or cancel their decisions to purchase or implement our software and systems. For example, the 2014 Meaningful Use program included changes, proposed in July and finalized in October, which allowed providers to report using older technology. This significantly impacted upgrades, as our customers could use older versions of our product and still stay compliant with the program. Currently, CMS has issued a proposal to change the reporting period in 2015 from a full year to 90 days. We anticipate that this could further delay upgrades.

In addition to national programs like Meaningful Use, state laws and subsequent change can impact development costs on our products. Some examples include varying state laws on radiation dosage tracking and the reporting of breast density in mammography tracking. Both state and national regulations are becoming increasingly focused on health IT, and it has caused roadmap changes for our products.

With regard to interoperability, the Office of the National Coordinator (ONC) has published an interoperability roadmap titled Connecting Health and Care for the Nation: A 10-year vision to Achieve Interoperable Health IT Infrastructure first published in June 2014 and updated in October 2014, which will impact virtually all of our products if implemented. It contains both standards for clinical data definitions and standards for the mechanisms of moving such data among providers and patients.

Our Large Stockholders may have Interests that Differ from other Stockholders.

Merrick Ventures, LLC (Merrick Ventures) and its affiliates, including Merrick Venture Management Holdings, LLC (Merrick Holdings), beneficially own, as of April 20, 2015, 24.0% of our outstanding capital stock entitled to vote on matters submitted for the vote of our stockholders. Michael W. Ferro, Jr., our Chairman of the Board, and trusts for the benefit of Mr. Ferro’s family members beneficially own a majority of the equity interests in Merrick Ventures and Merrick Holdings. Mr. Ferro also serves as the chairman and chief executive officer of Merrick Ventures and Merrick Holdings. Accordingly, Mr. Ferro indirectly owns or controls all of the shares of our common stock owned by Merrick Ventures and Merrick Holdings. Due to their stock ownership, Merrick Ventures and Merrick Holdings have significant influence over our business, including the election of our directors.

The interests of Merrick Ventures, Merrick Holdings and their affiliates may differ from those of our other stockholders. Merrick Ventures, Merrick Holdings and their affiliates are in the business of making investments in companies and maximizing the return on those investments. They currently have, and may from time to time in the future acquire, interests in businesses that directly or indirectly compete with certain aspects of our business or that supply us with goods and services. Merrick Ventures, Merrick Holdings and their affiliates may also pursue start-up or acquisition opportunities that may be complementary to our business and, as a result, those opportunities may not be available to us. Merrick Ventures’ and Merrick Holdings’ significant ownership of our voting stock will enable it to influence or effectively control us and the influence of our large stockholders could impact our business strategy and also have the effect of discouraging others from purchasing or attempting to take a control position in our common stock, thereby increasing the likelihood that the market price of our common stock will not reflect a premium for control.  In addition, the holders of our Preferred Stock may exert similar influence.  See “Risk Factors—The Series A Investors may Exercise Significant Influence over us, Including Through Their Ability to Elect one of the Members of our Board of Directors.”

Certain Provisions of our Certificate of Incorporation, Bylaws and Delaware law could make a Takeover Difficult and May Prevent or Frustrate Attempts by our Stockholders to Replace or Remove our Management Team.

Various provisions contained in our certificate of incorporation and bylaws could delay or discourage some transactions involving an actual or potential change in control and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. For instance, we have an authorized class of 1,000,000 shares of preferred stock all of which shares are undesignated except for 50,000 shares of Series A Preferred Stock. Shares of our authorized but unissued preferred stock may be issued by our board of directors without stockholder approval, on such terms and with such rights, preferences and designation as the board of directors may determine. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control.

In addition, provisions of our certificate of incorporation and bylaws:

•	Require that any action required or permitted to be taken by our stockholders be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;
•	Provide an advance written notice procedure with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors;
•	State that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by a majority of our board of directors then in office; and
•	Allow our directors to fill vacancies on our board of directors, including vacancies resulting from removal or enlargement of the board of directors.

We are also subject to provisions of Delaware corporate law which, subject to certain exceptions, will prohibit us from engaging in any “business combination” with a person who, together with affiliates and associates, owns 15% or more of our common stock for a period of three years following the date that the person came to own 15% or more of our common stock, unless the business combination is approved in a prescribed manner.

These provisions of our certificate of incorporation, bylaws and of Delaware law, may have the effect of delaying, deterring or preventing a change in control, may discourage bids for our common stock at a premium over market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock. In addition, these provisions make it more difficult to replace or remove our current management team in the event our stockholders believe this would be in our best interest and the best interests of our stockholders.

Shares of our Common Stock Eligible for Public Sale may have a Negative Impact on the Market Price of our Common Stock.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital, should we wish to do so, through the sale of additional common or preferred stock. As of March 31, 2015, we had approximately 98.6 million shares of common stock outstanding, and our Series A Preferred Stock is convertible into up to 12,077,500 shares of our common stock, for which we have filed a registration statement with the SEC. In addition, as of March 31, 2015, we had outstanding options to purchase approximately 5.9 million shares of our common stock. Future sales of shares of our common stock by existing holders of our common stock or by holders of outstanding options, upon the exercise thereof, could have a negative impact on the market price of our common stock. As additional shares of common stock become available for sale in the public market, due to the exercise of options or the issuance of shares as a result of acquisitions, the market supply of shares of common stock will increase, which could also decrease the market price.

We are unable to estimate the number of shares that may be sold because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Any sale of substantial amounts of our common stock or other securities in the open market may adversely affect the market price of such securities and may adversely affect our ability to obtain future financing in the capital markets as well as create a potential market overhang.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations or forecasts of future events. Such statements use words such as “anticipate,” “believe,” “estimate,” “expect,” “contemplate,” “forecast,” “project,” “intend,” “plan,” “potential,” and other similar terms, and future or conditional tense verbs like “could,” “may,” “might,” “see,” “should,” “will” and “would.” In addition, except for historical information, any statements made in this communication about growth rates, new product introductions, future operational improvements and results or regulatory actions or approvals or changes to agreements with distributors also are forward-looking statements. A detailed discussion of the factors that could cause actual results to differ materially from our published expectations, is contained under the heading “Risk Factors” above and in our SEC filings, including our annual report on Form 10−K for the year ended December 31, 2014 and our future annual and quarterly reports that are incorporated by reference into this prospectus.

These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors.  You should not place undue reliance on forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PLAN OF DISTRIBUTION

This prospectus relates to shares of common stock that we may offer and issue from time to time in connection with future acquisitions of other businesses, assets or securities by us or our subsidiaries. We will determine the amount and type of consideration to be offered and the other specific terms of each acquisition by us or our subsidiaries following negotiation with the owners or controlling persons of the businesses, assets or securities to be acquired. The consideration for any such acquisition may consist of shares of our common stock or a combination of common stock, cash or assumption of liabilities. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries.

We expect that the shares of common stock issued in connection with these transactions will be valued at a price reasonably related to the market value of our common stock either at the time an agreement is reached regarding the terms of the acquisition, at the time we issue the shares, or during some other negotiated period.  We do not expect to receive any cash proceeds, other than cash balances of acquired companies maintained in the ordinary course of business, in connection with any such issuances.

This prospectus may be supplemented to furnish the information necessary for a particular negotiated transaction and the registration statement of which this prospectus is a part will be amended or supplemented, as required, to supply information concerning an acquisition.

We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Jenner & Block LLP, Chicago, Illinois. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The financial statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The financial statements of DR Systems, Inc. as of and for the years ended December 31, 2014 and 2013 incorporated by reference in this Prospectus and Registration Statement have been audited by Mayer Hoffman McCann P.C., independent auditor, as set forth in their report thereon, which is incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge by linking directly from our website at http://www.merge.com under the caption “Investors” These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website does not constitute part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which have the file number 001-33006 unless noted otherwise, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering including all such documents filed with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement but excluding any document, or portion thereof, to the extent disclosure is furnished and not filed:

•                     Annual Report on Form 10-K of Merge Healthcare Incorporated for the fiscal year ended December 31, 2014, as filed on February 27, 2015 and amended by Amendment No. 1 on Form 10-K/A, as filed on April 30, 2015;

•                     Quarterly Report on Form 10-Q of Merge Healthcare Incorporated for the quarter ended March 31, 2015, as filed on April 30, 2015;

•                     Current Reports on Form 8-K of Merge Healthcare Incorporated as filed on March 3, 2015, April 28, 2015 and May 11, 2015;

•                     Current Report on Form 8-K/A of Merge Healthcare Incorporated as filed on May 11, 2015, which includes financial information related to our acquisition of DR Systems; and

•                     The description of our common stock set forth on our Registration Statement on Form 8-A, filed with the SEC on January 9, 1998 (File No. 000-29486), and any amendment or report filed for the purpose of updating such description.

This prospectus is part of a registration statement on Form S-4 we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or Internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

We will provide to each person, including any beneficial owner, to whom a proxy statement is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated by reference and the definitive agreements that we have filed as exhibits to various SEC filings, as well as certain agreements that we entered into in connection with the transactions discussed in this proxy statement. You can request copies of such documents and agreements if you call or write us at the following address or telephone number:

Merge Healthcare Incorporated
Attn: Assistant Corporate Secretary
900 Walnut Ridge Drive
Hartland, Wisconsin  53029
(262) 367-0700

The information contained on our website does not constitute a part of this prospectus.

8,000,000 Shares

MERGE HEALTHCARE INCORPORATED

Common Stock

PROSPECTUS

, 2015

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Director Indemnification Agreements

We have entered into indemnification agreements with each of our directors that generally provide, among other things, for indemnification of the director (the “Indemnitee”) to the fullest extent permitted by applicable law against (i) all liabilities and expenses actually incurred by or on behalf of Indemnitee in connection with a proceeding other than proceedings by or in the rights of the company or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal proceeding, had no reasonable cause to believe Indemnitee’s conduct was unlawful and (ii) all liabilities and expenses actually incurred by or on behalf of Indemnitee in connection with a proceeding by or in the right of the company if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the company; provided, however, if applicable law so provides, no indemnification against such liabilities or expenses shall be made in respect of any claim, issue or matter in such proceeding as to which Indemnitee shall have been adjudged to be liable to the Company, unless and to the extent that the Delaware court shall determine that such indemnification may be made.

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law, or DGCL, provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145(b) of the DGCL provides that a similar standard is applicable in the case of actions by or in the right of the corporation, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and no indemnification shall be made where the person seeking indemnification has been found liable to the corporation, unless and only to the extent that a court determines is fair and reasonable in view of all circumstances.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Bylaws

Section 8.01 of our bylaws provides that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, as the same exists or hereafter may be amended, or (d) for any transaction from which the director derived an improper personal benefit.

Section 8.02 of our bylaws provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, investigation, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he or she is or was a director of the corporation or is or was serving at the request of the corporation as a director of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Bylaws Indemnitee”), whether the basis of such Proceeding is an alleged action in an official capacity as a director or in any other capacity while serving as a director, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than permitted prior thereto), against all cost, expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Bylaws Indemnitee in connection therewith and such indemnification shall continue as to an Bylaws Indemnitee who has ceased to be a director and shall inure to the benefit of the Bylaws Indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in paragraph (c) of Section 8.02 of the bylaws with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any such Bylaws Indemnitee in connection with a Proceeding (or part thereof) initiated by such Bylaws Indemnitee only if such Proceeding (or part thereof) was authorized by the board of directors of the corporation.

Any person entitled to indemnification pursuant to paragraph Section 8.02 of our bylaws shall also be reimbursed by the corporation for all expenses incurred in defending or preparing to defend any Proceeding for which such right to indemnification is applicable, in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses shall be made only upon delivery to the corporation of an undertaking by or on behalf of such director to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such Bylaws Indemnitee is not entitled to be indemnified for such expenses under Article VIII of our bylaws or otherwise.

The indemnification provisions contained in our bylaws are in addition to any other right that a person may have or acquire under any statute, bylaw, resolution of stockholders or directors or otherwise. We maintain insurance on behalf of our directors and officers insuring them against certain liabilities asserted against them in their capacities as directors or officers or arising out of such status, including liabilities under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules.

See Exhibit Index at the end of this registration statement which is incorporated herein by reference.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(2) That every prospectus: (i) that is filed pursuant to paragraph (d)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 15th day of May, 2015.

MERGE HEALTHCARE INCORPORATED

By:	/s/ Justin C. Dearborn
Justin C. Dearborn
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: May 15, 2015	Michael W. Ferro, Jr.*
Michael W. Ferro, Jr.
Chairman of the Board

Date: May 15, 2015	Dennis Brown*
Dennis Brown
Director

Date: May 15, 2015	Michael P. Cole*
Michael P. Cole
Director

Date: May 15, 2015	William J. Devers Jr.*
William J. Devers Jr.
Director

Date: May 15, 2015	Matthew M. Maloney*
Matthew M. Maloney
Director

Date: May 15, 2015	Nancy J. Koenig*
Nancy J. Koenig
Chief Operating Officer and Director

Date: May 15, 2015	Richard A. Reck*
Richard A. Reck
Director

Date: May 15, 2015	Neele E. Stearns, Jr.*
Neele E. Stearns, Jr.
Director

Date: May 15, 2015	/s/ Justin C. Dearborn
Justin C. Dearborn
Chief Executive Officer and Director
(principal executive officer)

Date: May 15, 2015	/s/ Steven M. Oreskovich
Steven M. Oreskovich
Chief Financial Officer
(principal financial officer and principal accounting officer)

Date: May 15, 2015
* Justin C. Dearborn, by signing his name hereto, does hereby sign this Form S-4 on behalf of each of the above named and designated directors of the Company pursuant to a Power of Attorney executed by such persons and filed with the Securities and Exchange Commission.

/s/ Justin C. Dearborn
Justin C. Dearborn, Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

3.1	Certificate of Incorporation, filed as Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 11, 2009, and incorporated herein by reference.

3.2	Amendment to Certificate of Incorporation, filed as Exhibit 3.1 to our Current Report on Form 8-K filed September 30, 2010, and incorporated herein by reference.

3.3	Bylaws of Merge Healthcare Incorporated, filed as Exhibit 3.3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 11, 2009, and incorporated herein by reference.

5.1	Opinion of Jenner & Block LLP

23.1	Consent of BDO USA, LLP

23.2	Consent of Jenner & Block LLP (included in Exhibit 5.1)

23.3	Consent of Mayer Hoffman McCann P.C.

24.1	Powers of Attorney